September 13, 2006

Via Facsimile ((404) 572-6999) and U.S. Mail

G. William Speer, Esq.
Powell Goldstein LLP
One Atlantic Center, 14th Floor
1201 West Peachtree Street, N.W.
Atlanta, GA  30309

Re:	World Air Holdings, Inc.
	Schedule TO-C filed September 5, 2006
	Schedule TO-I filed September 11, 2006
	SEC File No. 005-45697

Dear Mr. Speer:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Item 11. Additional Information
1. With respect to your disclosure in subsection (a), please tell us why you need to qualify your disclosure "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Also apply this comment to the disclosure in the first full paragraph of page 30 of your offer document.


Offer to Purchase

Purchase of Shares and Payment of Purchase Price, page 21
2. We note that you may not commence payments for tendered securities until up to ten business days after the expiration of the offer.
Please address your ability to do so and comply with the requirements of Rule 13e-4(f)(5).

Conditions of the Tender Offer, page 22
3. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.
You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Source and Amount of Funds - Page 19
4. Please provide the disclosure required by Item 1007(d)(2) of Regulation M-A with respect to any plans or arrangements to finance or repay the credit facility from Wachovia Bank.

Letter of Transmittal
5. We note that on page 6 of the Letter of Transmittal you improperly require tendering security holders to represent that they "understand" the terms of the tender offer. Please revise to delete the requirement that security holders represent that they "understand" the offer. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the representation made by security holders that they understand the offer materials as a waiver of liability and that you promises not to assert that this provision constitutes a waiver of liability. Closing Comments
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to the company`s disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions


G. William Speer, Esq.
Powell Goldstein LLP
September 13, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE